UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the Month of December 2008
Shanda Interactive Entertainment Limited
No. 1 Office Building, No. 690 Bibo Road
Pudong New Area
Shanghai, China 201203
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Shanda Interactive Entertainment Limited
Form 6-K
Table of Content

Page
Signature	Page 3
Notice of Annual General Meeting of Shareholders and Proxy Statement for 2008 Annual General Meeting.	Page 4
Form of Proxy Card for Holders of Ordinary Shares.	Page 13
Form of Voting Instruction Card to The Bank of New York for Holders of American Depositary Shares.	Page 15
Availability of 2008 Annual General Meeting Materials.	Page 17

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chief Executive Officer

Date: December 3, 2008

Shanda Interactive Entertainment Limited
Notice of Annual General Meeting of Shareholders
To Be Held on December 8, 2008
     On December 8, 2008, Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at Conrad Hong Kong, Stanley Room, Level 7, Pacific Place, 88 Queensway, Hong Kong, at 10:00 a.m. local time for the following purposes:
1.	The election of eight (8) directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	In addition, the meeting will transact any other business properly brought before the meeting.
     You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 10, 2008 can vote at this meeting or any adjournment that may take place.
We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Director of Investor Relations, Shanda Interactive Entertainment Limited, No. 208 Juli Road, Pudong New Area, Shanghai, 201203, China, not later than 5:00 P.M. New York time on December 1, 2008.
By Order of the Board of Directors,
/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors and Chief Executive Officer
Shanghai, China
October 31, 2008

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
PROXY STATEMENT
General
Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on December 8, 2008 at 10:00 a.m., local time, or at any adjournment or postponement thereof (the “AGM”). The annual general meeting will be held at Conrad Hong Kong, Stanley Room, Level 7, Pacific Place, 88 Queensway, Hong Kong.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the AGM and voting in person. A written notice of revocation must be delivered prior to December 1, 2008 to the attention of Director of Investor Relations, if you hold our ordinary shares, or to The Bank of New York, if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on October 10, 2008 are entitled to vote at the AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of October 10, 2008, 138,765,856 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, of which 66,645,442 were represented by ADSs. The holders of a majority of the issued and outstanding shares of the Company entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative shall form a quorum for all purposes.
Voting and Solicitation
     Each ordinary share outstanding on the record date is entitled to one vote. Voting at the AGM will be by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting, (ii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting, or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding ordinary shares in the Company conferring a right to vote at the meeting being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.
     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares
     Proxies which are properly dated, executed and returned by holders of ordinary shares will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted FOR proposal 1, and in the proxy holder’s discretion as to other matters that may properly come before the AGM. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
     The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York may vote those ordinary shares at the AGM.
     The Bank of New York and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.
     If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to December 1, 2008, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the AGM to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.
Deadline for Shareholder Proposals for the 2009 Annual General Meeting
     Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2009 annual general meeting must be received by May 31, 2009 at No. 208 Juli Road, Pudong New Area, Shanghai, 201203, China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ELECTION OF DIRECTORS
     Nomination of Board of Directors
     The board of directors has nominated eight of our nine current directors for election at the 2008 annual general meeting, as Jun Tang is retiring from his position as a director. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to fifteen board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as our company’s management may propose.
     The names of the nominees, their ages as of October 31, 2008 and the principal positions currently held by them are as follows:

Name	Age	Position
Tianqiao Chen(1)	35	Chairman of the Board of Directors and Chief Executive Officer
Danian Chen	30	Director, Executive Senior Vice President and Chief Operating Officer
Qianqian Luo(1)	32	Director
Jingsheng Huang(2)	50	Director
Chengyu Xiong(2)	54	Director
Bruno Wu(2)	41	Director
Qunzhao Tan	32	Director, President and Chief Technology Officer
Grace Wu	37	Director, Chief Financial Officer and Senior Vice President

(1)	Member of the compensation committee.

(2)	Member of the audit committee.
     Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999. Mr. Chen established Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. In 2003, Mr. Tianqiao Chen received the Rising Business Star Award when recognizes China’s top annual business personalities by China Central TV, China’s official national television network. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder and one of our directors, and is married to Qianqian Luo, one of our directors.

     Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen has served as chief operating officer since April 2008 and as a member of our board of directors since our inception in 1999. Mr. Danian Chen has served as our executive senior vice president since August 2005 and as our senior vice president from July 2003 to August 2005, and director of products from December 1999 to July 2003. Prior to co-founding Shanda Networking, Mr. Danian Chen worked as an employee in Xinghui International Transport Company, Haijie Shipping Agency Company and Jinyi Network from September 1996 to November 1999. Mr. Danian Chen is Tianqiao Chen’s brother.
     Qianqian Luo has served as our director since our inception in December 1999. Ms. Luo previously served as our director of administration from November 1999 to July 2003 and vice president from July 2003 to February 2004. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor’s degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.
     Jingsheng Huang has served as our director since October 2005. Since October 2005, Mr. Huang has served as Managing Director at Bain Capital. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunications and media sectors. Prior to joining SAIF, Mr. Huang was a partner at SUNeVision Ventures. Mr. Huang has also served as Senior Manager of Strategic Investments at Intel Capital, Director of Asia Pacific Research Operations at Gartner Group and Vice President of Marketing of Mtone Wireless. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.
     Chengyu Xiong has served as our director since October 2005. Dr. Xiong is a professor and deputy dean of the School of Journalism and Communication at Tsinghua University. In addition, Dr. Xiong serves as the director of both the New Media Studies Center and the Cultural Industries Center at the School of Journalism. Dr. Xiong received his doctorate degree from Brigham Young University. Dr Xiong has written, edited and translated numerous books and articles.
     Bruno Wu has served as our director since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
     Qunzhao Tan has served as our president since April 2008 and our chief technology officer since July 2003 and as a member of our board of directors in October 2006. Mr. Tan previously served as our executive senior vice president from June 2006 to April 2008, senior vice president from August 2005 to June 2006, vice president from July 2003 to August 2005 and director of research and development from November 1999 to July 2003. Prior to joining us, Mr. Tan worked as an assistant in the Institute of Clean Coal Technology of East China University of Science and Technology from July 1996 to November 1999. Mr. Tan serves as a member of the board of directors of Actoz. Mr. Tan holds a bachelor’s degree in chemical engineering from East China University of Science and Technology.
     Grace Wu has served as our senior vice president since April 2008, chief financial officer since November 2007 and as our director since December 2007. Previously, Ms. Wu served as our vice president of strategic investments from October 2007. Prior to joining us, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu serves as a member of the board of directors of Actoz. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.
     The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected. Shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Meetings and Committees of the Board of Directors
     Following our annual general meeting of shareholders in December 2007, our board met in person or on conference calls or passed resolutions by unanimous written consent three (3) times. We have no specific policy with respect to director attendance at our AGM.
     Our board has two committees, namely the audit committee and the compensation committee. Jingsheng Huang, Chengyu Xiong and Bruno Wu are currently the members of the audit committee. Tianqiao Chen and Qianqian Luo are currently the members of the compensation committee. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.
     Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls. Following our annual general meeting of shareholders in December 2007, our audit committee met in person or on conference calls or passed resolutions by unanimous written consent four (4) times. Each member of our audit committee satisfies the “independence” and financial literacy requirements of the Nasdaq’s listing standards. Our board has also concluded that Jingsheng Huang meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.
Compensation of Directors
     In 2007, we provided an annual retainer under our board resolution to each of our three outside independent directors. Other than the annual retainer and customary travel expense reimbursement, we did not provide any other compensation to these directors in 2007.
     All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Shanda Interactive Entertainment Limited, No. 208 Juli Road, Pudong New Area, Shanghai, 201203, China, Attention: Director of Investor Relations.

2)	Our Director of Investor Relations will review and log this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors. Our board of directors has authorized the Director of Investor Relations to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Director of Investor Relations will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Director of Investor Relations will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors and Chief Executive Officer

Dated: October 31, 2008

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
SHANDA INTERACTIVE ENTERTAINMENT LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 8, 2008
     The undersigned shareholder of Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated October 31, 2008, and hereby appoints the Chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on December 8, 2008 at 10:00 a.m., local time, at Conrad Hong Kong, Humphrey Room, Level 7, Pacific Place, 88 Queensway, Hong Kong, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.
     This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:
     PROPOSAL NO. 1: Elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. Tianqiao Chen	6. Bruno Wu
2. Danian Chen	7. Qunzhao Tan
3. Qianqian Luo	8. Grace Wu
4. Jingsheng Huang
5. Chengyu Xiong
     This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, Sign,Date and Return This Proxy Card Promptly Using the Enclosed Envelope. This Proxy Card must be received prior to 5:00 p.m. (local time) on December 3, 2008	Votes must be indicated (x) in Black or Blue ink.

PROPOSAL NO. 1: Elect the following
directors to serve for the ensuing year
and until their successors are elected
and duly qualified:	FOR	AGAINST	ABSTAIN
1. Tianqiao Chen	☐	☐	☐
2. Danian Chen	☐	☐	☐
3. Qianqian Luo	☐	☐	☐
4. Jingsheng Huang	☐	☐	☐
5. Chengyu Xiong	☐	☐	☐
6. Bruno Wu	☐	☐	☐
7. Qunzhao Tan	☐	☐	☐
8. Grace Wu	☐	☐	☐
To change your address, please mark this box ☐
This Proxy Card must be signed by the person registered in the register of members at the close of business on October 10, 2008. In the case of a Corporation, this Proxy Card must be executed by a duly authorized Officer or Attorney.

Share Owner sign here	Co-Owner sign here
Date:

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. (New York time) on December 8, 2008)
The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such receipt(s) of Shanda Interactive Entertainment Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on October 10, 2008, at the Annual General Meeting of Shareholders of Shanda Interactive Entertainment Limited to be held at 10:00 a.m. on December 8, 2008 at Conrad Hong Kong, Stanley Room, Level 7, Pacific Place, 88 Queensway, Hong Kong, in respect of the resolutions specified on the reverse.
NOTE:
1.	Please direct the Depositary how it is to vote by marking “X” in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
To include any comments, please mark this box. ☐
Please complete and date this voting instruction on the reverse side and return it promptly in the accompanying envelope.

Ñ DETACH VOTING INSTRUCTION HERE Ñ

Mark, Sign, Date and Return the Voting Instruction Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

PROPOSAL NO. 1: Elect the following
directors to serve for the ensuing year
and until their successors are elected
and duly qualified:	FOR	AGAINST	ABSTAIN
1. Tianqiao Chen	☐	☐	☐
2. Danian Chen	☐	☐	☐
3. Qianqian Luo	☐	☐	☐
4. Jingsheng Huang	☐	☐	☐
5. Chengyu Xiong	☐	☐	☐
6. Bruno Wu	☐	☐	☐
7. Qunzhao Tan	☐	☐	☐
8. Grace Wu	☐	☐	☐
To change your address, please mark this box. ☐
The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Share Owner sign here	Co-Owner sign here
Date:

Shanda Interactive Entertainment Limited
2008 Annual General Meeting
Shanda Interactive Entertainment Limited (“Shanda”) would like to inform you that the notice and proxy statement relating to the 2008 annual general meeting of shareholders (the “Notice”) and 2007 Annual Report are available for viewing and download on the internet at http://www.snda.com/en/index.jsp. If you do not have access to the internet and would like to obtain a hardcopy, please write to:
Proxy Services Corporation
200 A Executive Drive
Edgewood, NY 11717
Attention: Shanda 2008 AGM
You may also request for a hardcopy of the Notice and 2007 Annual Report by calling the toll free number 1-800-555-2470.